

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2012

Via E-mail

Ronald N. Frankel
President and Chief Executive Officer
Synacor, Inc.
40 La Riviere Drive, Suite 300
Buffalo, NY 14202

> **Re:** **Synacor, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 18, 2012**
> **File No. 333-178049**

Dear Mr. Frankel:

We have reviewed your amended registration statement and response letter, as well as your supplemental letter dated January 18, 2012, and we have the following comments.

Cover Page Graphics

1.   With respect to the proposed graphics provided, please address the following:

- The proposed graphics include the names and logos of a number of companies that are not mentioned in your registration statement, including (as examples only) Wow!, Windstream and Verizon. Please confirm, if accurate, that these companies are current paying customers of Synacor.

- We refer to the presentation on the gatefold of the number of subscribers, unique visitors, queries and advertising impressions attributed to the company's products and services. Please revise to ensure that the size and color of the text beneath the numbers enable potential investors to read the information presented here.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, page 51

2.   Please update your tabular presentation of stock option grants on page 53 to include grants subsequent to September 30, 2011 and up to the date of your amendment.

3.   Please revise to include a discussion of the significant factors contributing to the difference in the fair value determined on December 15, 2011 and the midpoint of the preliminary offering price. We note that for the December 15, 2011 valuation, the probability-weighted expected return method was used exclusively to value your shares at $2.98. Please describe the changes made to the PWERM model between that date and the date on which the shares were valued at their midpoint, providing justification for this increase in value subsequent to the date on which options were granted in January.

Management

2011 Summary Compensation Table, page 102

4.   We note that you have added information for fiscal year 2011 to your summary compensation table. Please revise the table to include compensation disclosure for fiscal 2010 as well, as this information was previously required to be, and was, provided in the company's registration statement. Refer to Instruction 1 to Item 401(c) of Regulation S-K.

Principal and Selling Stockholders, page 122

5.   Once the selling stockholders are identified, please state whether any of them are broker-dealers or affiliates of broker-dealers. Any selling stockholder who is a broker-dealer who did not receive its securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3462 with any other questions.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief - Legal

cc: Via E-Mail
        Brian Hutchings, Esq.
        Gunderson Dettmer Stough Villenueve Franklin & Hachigian, LLP